UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 9, 2008

Commission File Number 000-29336
___________________

ATNA RESOURCES LTD.
(Translation of registrant's name into English)

510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]                                                      Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [  ]                                           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

Form 51-102F3

Material Change Report

1.           Name and Address of Company

Atna Resources Ltd.

Suite 510 – 510 Burrard Street

Vancouver, B.C.

V6C 3A8

2.           Date of Material Change

May 8, 2008

3.           News Release

A news release was issued on May 8, 2008 through PR Newswire and was filed with regulatory authorities in Canada.  A copy of the news release is attached hereto as Schedule A.

4.           Summary of Material Change

The Company announced that it has completed 43-101 compliant technical reports (“Technical Reports”) for the estimation of open pit and underground reserves and resources at the Briggs Mine in Inyo County, California. The Technical Reports support the re-start of mining operations at the 100 percent owned Briggs Mine.

5.           Full Description of Material Change

The report details an estimate of mineral reserves and mineral resources, which are summarized in the tables below.

Mineral Reserves (1,2,3,& 4)
Category	Tons (1,000)	Gold – Opt	Contained Gold Ounces
Open Pit
Proven	1,841	0.028	50,900
Probable	2,314	0.025	57,600
Total	4,155	0.026	108,500
Underground
Proven
Probable	259	0.164	42,500
Total	259	0.164	42,500
Proven & Probable	4,414	0.034	151,000

1)	Gold price of US$500 per ounce for open pit (late 2006 dollars), US$600/ounce underground
2)	Strip ratio of 3.4 tons of waste per ton of ore
3)	Included within total mineral resource
4)	Internal economic cutoff grade of 0.013 oz/ton

Estimate of Open Pit Resource (1,2, &3)

Classification	Cut-Off Grade	Tons (1,000)	Gold Grade	Contained Gold Ounces
	(oz/ton)		(opt)	(Ounces)
Measured	0.01	5,548	0.024	130,500
Indicated*	0.01	12,309	0.021	251,900
Measured + Indicated	0.01	17,857	0.021	382,400
Inferred	0.01	4,175	0.022	93,400

1)	Overlap between underground and open pit resources estimates have been reconciled
2)	Mineralization previously mined by underground methods has been eliminated from the estimate
3)	Proven and probable reserve are included in the above resource

Mineral Resource Summary for Underground Goldtooth Structure (1)

Classification	Cut-Off Grade	Tons (1,000)	Gold Grade	Contained Gold Ounces
	(oz/ton)		(opt)	(Ounces)
High Grade Measured	0.10	60	0.205	12,400
High Grade Indicated	0.10	285	0.227	64,500
Total High Grade M&I	0.10	345	0.223	76,900
Low Grade Measured	0.02	341	0.046	15,700
Low Grade Indicated	0.02	1,279	0.045	57,500
Total Low Grade M&I	0.02	1,620	0.045	73,200
Total Measured & Indicated		1,965	0.076	150,100

High Grade Inferred	0.10	426	0.209	89,000
Low Grade Inferred	0.02	2,563	0.051	131,600
Total Inferred		2,989	0.074	220,600

1)	Proven and probable reserve are included in resource

The reserves and resources reported above do not include mineralized material totaling 8.3 million tons grading 0.028 ounces of gold per ton in the Cecil-R, Suitcase, and Mineral Hill satellite deposits near the Briggs operating area, which were previously reported by Canyon Resources under SEC Guide 7 regulations and have not been recalculated to NI43-101 compliance.

Definitions used in the Technical Reports and in this release are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in December 2005, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects. The measured and indicated resources stated above include reserves, which are a sub-set of resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.           Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

David Suleski
Vice President and Chief Financial Officer
Phone                      303-278-8464

9.	Date of Report

May 9, 2008

SCHEDULE A

PRESS RELEASE

FOR IMMEDIATE RELEASE:                                                                                                                                                                                        May 8, 2008

ATNA TECHNICAL REPORT RECOMMENDS RE-START OF
BRIGGS MINE IN CALIFORNIA

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce that it has completed NI 43-101 compliant Technical Reports (“Technical Reports”) for the estimation of open pit and underground reserves and resources at the Briggs Mine in Inyo County, California. The Technical Reports support the re-start of mining operations at the 100 percent owned Briggs Mine.

Gold production at the Briggs Mine originally commenced in 1996 and historically produced over 550,000 ounces of gold. The site continues to produce gold by rinsing of the leach pads, including 181 ounces produced and sold in May 2008. The Technical Reports estimate the project has a Proven and Probable Reserve of 151,000 ounces of gold grading 0.034 oz/ton gold. Additionally, Briggs contains an estimated 532,500 ounces of Measured and Indicated resource grading 0.027 oz/ton gold and an Inferred Resource of 314,000 ounces grading 0.044 oz/ton gold. Atna has commenced initial re-start activities at the site including plant and equipment refurbishment, site preparation for leach pad expansion, and personnel recruitment.  New ore is forecast to be loaded on the leach pad in the first quarter of 2009 with production beginning to ramp up to an annualized rate of 25,000 to 35,000 ounces of gold per year.  An optimization study is presently underway to convert underground ore to open pit ore and may enable an early increase in the production rate.

Briggs Mine economics are favorable for the open pit mine re-start alone or combined with the Goldtooth underground mine at gold prices significantly below current market.  The open pit project cash cost of production is US$494 per ounce. Break even full cash costs, including recapture of capital spent, is approximately US$626 per ounce and free cash flow increases by US$8.9 million per every US$100 increase in gold price.

Mining would commence using open pit methods around existing pits and would recover an estimated 89,000 ounces over a four year period. Gold production from underground mining may add an additional 34,000 ounces of production over the four year period. Site cash cost of operations for the underground and open pit case is projected to be US$484 per ounce of gold and the full cost is US$623 per ounce. Re-starting the mine is expected to pave the way for development of additional open pit and high grade underground mineralization as well as potential satellite mines. Initial capital investment for the open pit case is US$10.5 million. The underground mine requires another US$2.5 million capital investment. Included in this capital investment is US$1.2 million of expenditures underway.

Management is in the process of completing a block model that combines the open pit and underground models, including the addition of recent drillhole results, to evaluate an expanded open pit mine plan.  An optimized and expanded open pit mine plan may include much of the ore designated for the Goldtooth underground project.  If underground mining continues to look feasible, then the report recommends test mining to gain additional underground geotechnical information and to provide access for closer spaced drillholes for further ore block definition and detailed stope design.

The existing mining equipment at Briggs will be utilized for re-start of open pit operations along with the addition of two blasthole drills and ancillary equipment. A mining contractor will be considered for underground mine development and operations. Current gold prices are significantly higher than those used in the mine design. Additional reserve upside may be developed, should gold prices remain high, within the existing mineral resource base of mineralization.

The report details an estimate of mineral reserves and mineral resources, which are summarized in the tables below.

Mineral Reserves (1,2,3,& 4)
Category	Tons (1,000)	Gold – Opt	Contained Gold Ounces
Open Pit
Proven	1,841	0.028	50,900
Probable	2,314	0.025	57,600
Total	4,155	0.026	108,500
Underground
Proven
Probable	259	0.164	42,500
Total	259	0.164	42,500
Proven & Probable	4,414	0.034	151,000

1)	Gold price of US$500 per ounce for open pit (late 2006 dollars), US$600/ounce underground
2)	Strip ratio of 3.4 tons of waste per ton of ore
3)	Included within total mineral resource
4)	Internal economic cutoff grade of 0.013 oz/ton

Estimate of Open Pit Resource (1,2, &3)

Classification	Cut-Off Grade	Tons (1,000)	Gold Grade	Contained Gold Ounces
	(oz/ton)		(opt)	(Ounces)
Measured	0.01	5,548	0.024	130,500
Indicated*	0.01	12,309	0.021	251,900
Measured + Indicated	0.01	17,857	0.021	382,400
Inferred	0.01	4,175	0.022	93,400

1)	Overlap between underground and open pit resources estimates have been reconciled
2)	Mineralization previously mined by underground methods has been eliminated from the estimate
3)	Proven and probable reserve are included in the above resource

Mineral Resource Summary for Underground Goldtooth Structure (1)

Classification	Cut-Off Grade	Tons (1,000)	Gold Grade	Contained Gold Ounces
	(oz/ton)		(opt)	(Ounces)
High Grade Measured	0.10	60	0.205	12,400
High Grade Indicated	0.10	285	0.227	64,500
Total High Grade M&I	0.10	345	0.223	76,900
Low Grade Measured	0.02	341	0.046	15,700
Low Grade Indicated	0.02	1,279	0.045	57,500
Total Low Grade M&I	0.02	1,620	0.045	73,200
Total Measured & Indicated		1,965	0.076	150,100

High Grade Inferred	0.10	426	0.209	89,000
Low Grade Inferred	0.02	2,563	0.051	131,600
Total Inferred		2,989	0.074	220,600

1)   Proven and probable reserve are included in resource

The reserves and resources reported above do not include mineralized material totaling 8.3 million tons grading 0.028 ounces of gold per ton in the Cecil-R, Suitcase, and Mineral Hill satellite deposits near the Briggs operating area, which were previously reported by Canyon Resources under SEC Guide 7 regulations and have not been recalculated to NI43-101 compliance.

The initial report completed “Technical Report on the Briggs Mine Project, Inyo County, California, USA”, focused on estimation of open pit mineral resources for the re-start of open pit mining at Briggs. During compilation of this report the high grade potential of the Goldtooth structure was recognized. Subsequent drilling focused on that structure, which led to the completion of a second report titled “Technical Report – Briggs Mine Underground Project, Inyo County, California, USA”. This report estimated higher grade underground mineral resource potential associated with the Goldtooth Structure. The underground model was reconciled to eliminate areas with open pit mining potential. The third report, “Mineral Reserve Technical Report on the Briggs Mine Project, Inyo County, California, USA” consolidates (but does not optimize) underground and open pit feasibility study work used to develop estimates of mineral reserves.

Definitions used in the Technical Reports and in this release are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in December 2005, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects. The measured and indicated resources stated above include reserves, which are a sub-set of resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

Qualified Persons
Mr. John Taylor, Registered Professional Engineer (Geology), State of Arizona, acted as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project, Inyo County, California, USA” edited October 27, 2007.

Mr. Timothy J. Carew, Registered Professional Geoscientist, British Columbia, and Mr. Bill Fleshman, PGeo, AUSIMM acted as the independent qualified persons in the preparation of “Technical Report – Briggs Mine Underground Project, Inyo County, California, USA”, edited May, 2008

Mr. Thomas McNamara, Registered Professional Engineer, State of Colorado, acted as the independent qualified person in the preparation of “Mineral Reserves Technical Report on the Briggs Mine Project, Inyo County, California, USA” dated May 2, 2008.

 For additional information on Atna Resources and the Briggs Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to possible improvements to the outcome of an ongoing optimization study, and the Company’s plans to re-start mining operations at the Briggs Mine based on technical reports compliant with Canadian NI 43-101.  Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans, that will prevent it from re-starting mining operations at the Briggs Mine, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and COO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
Kendra Johnston, Investor Relations (800) 789-2862
www.atna.com